Exhibit 99.1

Loomis & Co., Inc.

7 Airport Park Blvd.

Latham, NY 12100

We consent to the inclusion of our opinion letter dated April 27, 2015 to the Board of Directors of NUVO Bank & Trust Company as Appendix E to the Proxy Statement/Prospectus of Merchants Bancshares, Inc. and NUVO Bank & Trust Company, which forms a part of Amendment No. 1 to the Registration Statement on Form S-4 of Merchants Bancshares, Inc. and to the references to our name and to the description of such opinion therein.  By giving such consent, we do not admit that we are experts with respect to any part of such Registration Statement within the meaning of the term "expert" as used in, or that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Loomis & Co., Inc.

Latham, New York

August 13, 2015